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                             August 4, 2020

       Tongbo Liu
       Chief Executive Officer
       Sunlands Technology Group
       Building 4-6, Chaolai Science Park, No. 36
       Chuangyuan Road, Chaoyang District,
       Beijing, 100012, the People   s Republic of China

                                                        Re: Sunlands Technology
Group
                                                            Form 20-F the
Fiscal Year Ended December 31, 2019
                                                            Filed April 24,
2020
                                                            File No. 1-38423

       Dear Mr. Liu:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F the Fiscal Year Ended December 31, 2019

       Note 20. Commitments and Contingencies, page F-32

   1. We note your disclosure on pages 18 and 89 related to a class action lawsuit filed in June
                                                        2019. Please tell us
your consideration of the guidance in ASC 450-20-50-3 and 50-4.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tongbo Liu
Sunlands Technology Group
August 4, 2020
Page 2

       You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at
(202) 551-3202
with any questions.



FirstName LastNameTongbo Liu                           Sincerely,
Comapany NameSunlands Technology Group
                                                       Division of Corporation
Finance
August 4, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName